Exhibit 4.12

AMENDMENT NO. 9
TO
WINDSTREAM 401(k) PLAN

(January 1, 2011 Restatement)

WHEREAS, Windstream Corporation (the "Company") maintains the Windstream 401(k) Plan, as amended and restated effective as of January 1, 2011, as subsequently amended (the "Plan"); and

WHEREAS, the Company desires further to amend the Plan;

NOW THEREFORE, BE IT RESOLVED, that the Company hereby amends the Plan, effective as of December 2, 2013, in the respects hereinafter set forth:

The third sentence of Section 13.01 is amended to provide as follows:

A person is eligible to receive Regular Employer Matching Contributions of a Matching Employer for a Plan Year only if he is employed as an Eligible Employee (in a position not covered by a collective bargaining agreement) on the last day of the Plan Year or if, during the Plan Year, the person died, retired, or became disabled while employed as an Eligible Employee (in a position not covered by a collective bargaining agreement) or incurred a severance from employment from the Controlled Group on account of the consummation of the sale of PAETEC Software Corp. pursuant to the Stock Purchase Agreement, dated September 27, 2013, by and among PAETEC Holding Corp., PAETEC Corp., PAETEC Software Corp. and TEM Holdings II, Inc..

IN WITNESS WHEREOF, the Company, by its duly authorized representative, has caused this Amendment No. 9 to the Windstream 401(k) Plan (January 1, 2011 Restatement) to be executed on this 2nd day of December, 2013.

WINDSTREAM CORPORATION

By:	/s/ Jennifer Gadberry
Title:	Member of the Benefits Committee